Testing the Waters Materials Related to Series #88ZELDA

From the Rally App:

Collectors Universe, Wata Games
1610 E St Andrew Pl
Santa Ana, CA 92705

© 2022 Wata Games – A Collectors Universe Company. All Rights Reserved

11-March-22

CERTIFICATION DETAILS

Certification Number:
- **573927-003**

Date Graded:
- **07/02/19**

Game Title:
- **Zelda II: The Adventure of Link**

Console:
- **NES**

Publisher:
- **Nintendo**

Date:
- **1988**

Region:
- **USA**

Grade:
- **9.8 A++**

Box Variant:
- **Rev-A, Round SOQ (USA Code)**

Cart Variant:
- **3 Screw**

Grade Details:
- **Seal Type: First-party H-Seam**

Game Details:
- **First appearance of Dark Link**
- **Introduced Link's "Magic Meter"**
- **Production by Shigeru Miyamoto**
- **Music composed by Akito Nakatsuka**

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The interactive Comparable Asset Value Chart (the “Chart”) plots historical sales of assets comparable to the Underlying Asset, showing price values on the vertical axis against time on the horizontal axis.  The prices reflected on the Chart are not adjusted for inflation.  Users of the Platform can opt to display varying ranges of time on the Chart’s horizontal axis, from one month to one year or longer to the extent such data are available.  If multiple comparable asset sales occurred on a single day, the Chart provides an average for that day.  By hovering over the points on the Chart, users can view price and date of sale represented by each point.  The table below sets forth the data points plotted in the Chart.

Comparable Asset	Sale Date	Sale Price	Source/ Sale Venue
NES Zelda II: The Adventure Of Link (Wata 9.8 A+)	10/29/2021	$102,000.00	Heritage
NES Zelda II: The Adventure Of Link (Wata 9.8 A+)	2/24/2022	$54,000.00	Goldin

DESCRIPTION OF SERIES 1988 NES ZELDA II: THE ADVENTURES OF LINK VIDEO GAME

Investment Overview

•Upon completion of the Series #88ZELDA Offering, Series #88ZELDA will purchase a 1988 NES Zelda II: The Adventures of Link Video Game graded WATA 9.8 A+ as the Underlying Asset for Series #88ZELDA (The “Series 1988 NES Zelda II: The Adventures of Link Video Game” or the “Underlying Asset” with respect to Series #88ZELDA, as applicable), the specifications of which are set forth below.

•The NES was launched in New York City in October 1985, Los Angeles in February 1986, and the rest of North America in September of 1986. Nintendo sold 61.9 million NES units worldwide.

•Zelda II: The Adventures of Link, released to North American audiences in December of 1988, is a direct sequel to the original Legend of Zelda.  In this follow up the hero, Link, goes on a quest to break a sleeping curse that has been placed on Princess Zelda.

•The Underlying Asset is a 1988 NES Zelda II: The Adventures of Link Video Game graded WATA 9.8 A+.

Asset Description

Overview & Authentication

•Nintendo is a Japanese multinational consumer electronics and video game company founded in 1889 which remains a one of the highest-grossing video game companies in the world, with a reported revenue of $13.8 billion for the first three quarters of the 2020 fiscal year (ending December 2020).

•The Nintendo Entertainment System (NES) was a console released by Nintendo for U.S. Markets in 1985.2

•The NES was launched in New York City in October 1985, Los Angeles in February 1986, and the rest of North America in September of 1986.  Nintendo sold 61.9 million NES units worldwide.

•The NES system was sold new in the United States until it was discontinued in 1995.

•“The Legend of Zelda” is an open-ended adventure video game centered around a character named Link and his adventures through the land of “Hyrule.”

•Shigeru Miyamoto, the Japanese video game designer behind the creation of Super Mario Bros. and Donkey Kong, was looking to create a new game for the Famicom Disk System (the Japanese predecessor of the NES) and built a prototype in which two players could make their own dungeons and explore one another’s creation. The exploration aspect interested Miyamoto and his team, so they pivoted to “building a world of mountains and forests and lakes that players could traverse.” This game, originally called “Hyrule,” became “The Legend of Zelda.”

•“The Legend of Zelda” was released on February 21, 1986, for the Famicom in Japan and on August 22, 1987, for the NES in the United States. The first installment in the franchise featured characters like Link, Zelda, and Ganon (who is unnamed in this first game).

•In the book “Hyrule Historia,” Miyamoto explains that he named the character Link because he “connects people together.”

•Zelda II’s gameplay was much different than the original Legend of Zelda’s. Zelda II’s director, Tadashi Sugiyama said of the game: “It’s rooted in actions like jump strikes, downward strikes, and high and low shield defense moves. Types of moves that weren’t possible in the first game. Rather than being a continuation of the series, it started as a new sword and shield type of action game. We were experimenting while producing the game so we didn’t really have the first game’s systems in mind while developing it.”

•Released on November 17, 2003, The Legend of Zelda Collector’s Edition included four early Zelda games including Zelda II: The Adventures of Link, as well as The Legend of Zelda, Ocarina of Time, and Majora’s Mask.  The Legend of Zelda and Zelda II: The Adventures of Link were both given revised texts fixing original mistranslations that had been published within the NES version. The game was released on The Nintendo GameCube.

•A version of Zelda II: The Adventures of Link was released for the Game Boy Advance on October 25, 2004, as part of the Classic NES Series of games released for the system.

•The 1988 “Zelda II: The Adventures of Link” NES title has sold ~5 million copies worldwide.

•The “Legend of Zelda” franchise features 15 titles including multiple spin-off games and media products.

•As of December 2021, the “Legend of Zelda” franchise had sold over 135M copies worldwide.

•The Underlying Asset has been issued a grade of 9.8 A+ by Wata with Certification No. 573927-003.

Notable Features

•The Underlying Asset is a 1988 NES Zelda II: The Adventures of Link Video Game graded WATA 9.8 A+.

•The Underlying Asset is 1 of 11 1988 NES Zelda II: The Adventures of Link Video Game examples graded CGC 9.8 with none graded higher.

Notable Defects

•The Underlying Asset’s condition is consistent with its condition grade from CGC.

Details

Series 1988 NES Zelda II: The Adventures of Link Video Game
Game	Zelda II: The Adventures of Link
System	NES
Manufacturer	Nintendo
Production Year	1988
Box Variant	First-party H-Seam
Rarity	1 of 5 (with none higher)
Authentication	WATA
Box Grade	9.8
Seal Rating	A+
Certification No.	573927-003

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1988 NES Zelda II: The Adventures of Link Video Game going forward.